ANNEX A

The following excerpt provides sample disclosure language, relating to the text on page 25 of the Company's 2005 Form 10-K, similar to that which the Company proposes to include in future filings with regard to non-GAAP financial measures:

Net cash provided by operating activities was $6.3 million for 2005, down 61.9% from $16.4 million for 2004. The decline is largely due to a one-time cash outlay in excess of $9.9 million for the termination of derivative contracts. This is coupled with increased federal and state income taxes resulting from the Asset Sale of $3.9 million. The following table illustrates the impact of the items to cash provided by operations and how, on an adjusted, non-GAAP basis, the respective periods compare. We use the "adjusted cash provided by operating activities" measure in our internal analysis and review of our operational performance. We believe that this non-GAAP measure provides investors with useful information in comparing our performance over different periods, particularly when comparing one of these periods to a period in which we did not incur these kind of charges. By using this non-GAAP measure we believe investors get a better picture of the performance of our underlying business. However, investors should consider this adjusted non-GAAP measure in addition to, not as a substitute for or as superior to, financial reporting measures prepared in accordance with GAAP

[Adjusted Cash Provided by Operating Activities Reconciliation Table]

The following tables set forth the Company's cash sources, and uses of cash, during the three years presented. "Cash available" "cash utilized" are non-GAAP measures. We believe that the presentation of non-GAAP financial measures in the form of "cash available" and "cash utilized" provides important supplemental information to management and investors regarding the sources of liquidity and uses of cash by the Company during the fiscal period. Our management uses these non-GAAP financial measures when evaluating the Company's liquidity and funds available for future development. The Company has chosen to provide this information to investors so they can analyze the Company's liquidity and financial condition in the same way that management does and use this information in their assessment of the valuation of the Company. However, investors should consider these measures in addition to, not as a substitute for or as superior to, financial reporting measures prepared in accordance with GAAP.